FOR IMMEDIATE RELEASE

SODASTREAM INTERNATIONAL REPORTS RECORD REVENUES
FOR THIRD QUARTER AND NINE MONTHS 2010
—
Revenues increase 51.7% to €42.0 Million for Third Quarter of 2010 and 50.6% to €110.7 Million for First Nine Months of 2010
—
Adjusted Net Income increases 51.9% to €3.9 Million for Third Quarter of 2010 and 159.7% to €8.3 Million for Nine Months of 2010

Airport City, Israel – November 29, 2010 – SodaStream International Ltd. (NASDAQ: SODA), a leading manufacturer of home beverage carbonation systems, today announced its results for the three and nine month periods ended September 30, 2010.

Commenting on the results, Daniel Birnbaum, Chief Executive Officer of SodaStream International said, “Having recently completed our initial public offering, we are focused on growing our business and delivering financial results that continue to reinforce SodaStream’s business model and growth strategy.  As can be seen by our financial results this quarter, we are reporting strong revenue and net income growth across our entire business and are confident in our sales and marketing strategy as we roll out our products in new and existing markets.”

Results for the Three Months Ended September 30, 2010:

Total revenues for the third quarter of 2010 were €42.0 million, an increase of 51.7% compared to €27.7 million reported in the third quarter of 2009.*  Revenues increased in each geographical region, with revenues for Western Europe and the Americas increasing 34.9% and 245.4%, respectively, compared to the third quarter of 2009. (See table with geographic breakdown below)

During the third quarter of 2010, the Company sold 449,000 soda makers as compared to 285,000 during the third quarter of 2009, a 57.4% increase.  For the nine months ended September 30, 2010, the Company sold 1,210,000 soda makers compared to 672,000 for the comparable period in 2009, an 80% increase.

The Company sold 2.6 million CO2 refills during the third quarter of 2010 compared to 2.1 million refills in the third quarter of 2009 and 7.2 million refills for the nine months ended September 30, 2010 compared to 6.0 million refills for the comparable period in 2009, representing an increase of 24.0% and 20.3%, respectively.

Gross margin for the third quarter of 2010 was 56.3%, compared to 56.9% in the comparable period in 2009 and up from 52.1% for the first six months of 2010.

Sales and marketing expenses for the third quarter of 2010 totaled €14.2 million, or 33.8% of revenues, compared to €8.9 million, or 32.2% of revenues, for the comparable period last year. The increase is due to marketing support correlating to the Company’s increased sales growth worldwide, mainly with respect to the Company’s U.K. launch and continued rollout in the United States.

* As of September 30, 2010, the Euro to U.S. Dollar exchange rate was: €1 equaled $1.3601.

General and administrative expenses for the third quarter of 2010 were €6.1 million, compared to €3.3 million in the comparable period of last year.   The increase in general and administrative expenses was mainly due to a one-time expense of €1.8 million associated with the cancellation of a management fee agreement in connection with the Company’s initial public offering.  Adjusted general and administrative expenses, exclude the one-time cancellation payment as well as management fees incurred during the third quarter 2010 and 2009 that will no longer continue after the initial public offering.  Such adjusted general and administrative expenses were €4.1 million, or 9.7% of revenues for the third quarter of 2010 and €3.1 million or 11.2% of revenues for the comparable period of 2009.

Excluding the discontinued management fees, adjusted net income (as defined below) for the third quarter of 2010 increased 52% to €3.9 million, or 0.31 euro cents per fully diluted share, compared to adjusted net income of €2.6 million, or €0.21 euro cents per fully diluted share, in the third quarter of 2009.  Net income for the three months ended September 30, 2010, including the discontinued management fees, was €2.1 million, or 0.16 euro cents per fully diluted share based on 13.5 million weighted average shares outstanding, compared to net-income of €2.5 million, or 0.19 euro cents per fully diluted share based on 13.1 million weighted average shares outstanding, in the comparable period in 2009.  As of September 30, 2010, the Company had 14.1 million shares outstanding on a fully diluted basis.  As of November 8, 2010, following its initial public offering, the Company had 20.2 million shares outstanding on a fully diluted basis.

Adjusted EBITDA (as defined below) for the third quarter of 2010 totaled €5.5 million, compared to €3.7 million for the comparable period in 2009.  Adjusted EBITDA margin remained substantially the same at 13.2% for the third quarter of 2010 as compared to 13.4% for the comparable period in 2009.

Cash flow used in operating activities during the third quarter of 2010 was €3.0 million, compared to €3.3 million generated from operating activities during the comparable quarter of 2009.  The decrease in operating cash flow was mainly due to an increase in working capital used to support the Company’s current and expected growth and inventory needs in the Americas and Western Europe.

Mr. Birnbaum continued, “Our financial results in the third quarter demonstrate the growing acceptance of SodaStream products in both existing and new markets.  We saw continued growth in Western Europe, CEMEA and in Asia Pacific.  And, in a very short period of time, we are seeing positive signs of adoption of our products by consumers and retailers in North America.  We are proud that we are presently in more than 4,000 stores including leading retailers throughout the United States and 35,000 stores worldwide.

“With respect to product breakdown, sales of soda makers and exchangeable cylinders increased by 87% in the third quarter this year compared with the same quarter in 2009.  Consumable sales also grew more than 40%.  We view the increased sales of soda makers – the razor – as a significant indication of SodaStream’s long-term growth potential and the successful execution of our growth strategy to achieve higher household penetration.  Over time, this will lead to increased sales of our higher margin consumable products – soda flavors, CO2 refills and carbonation bottles – the razor blade.”

Results for the nine months ended September 30, 2010:

Total revenues for the nine months ended September 30, 2010 increased 50.6% to €110.7 million, compared to €73.5 million for the comparable period in 2009.  Sales increased in each geographical region year-over-year, with revenues for Western Europe and the Americas increasing 37.7% and 157.3%, respectively, compared to the same period in 2009.

Gross margin for the nine months ended September 30, 2010 decreased to 53.7% compared to 55.9% for the corresponding period last year, mainly due to higher sales of soda makers and exchangeable cylinders as well as higher share of revenues from third-party distributors.

Sales and marketing expenses for the nine months ended September 30, 2010 totaled €38.1 million, or 34.5% of revenues, compared to €25.4 million, or 34.6% for the comparable period last year.

General and administrative expenses for the nine months ended September 30, 2010 totaled €13.9 million compared to €10.0 million for the comparable period in 2009.  This increase is due primarily to the non-recurring management fees mentioned above.  Adjusted general and administrative expenses for the nine months ended September 30, 2010, excluding the management fees, were €11.7 million, or 10.6% of revenues, compared to €9.7 million, or 13.2% of revenues for the comparable period in 2009.

Adjusted net income for the nine months ended September 30, 2010 increased 160% to €8.3 million, or 0.65 euro cents per fully diluted share, compared to €3.2 million or 0.27 euro cents per fully diluted share for the nine months ended September 30, 2009.  Net income for the nine months ended September 30, 2010 was €6.2 million, or 0.49 euro cents per fully diluted share based on 13.4 million weighted average shares outstanding, compared to net-income of €2.9 million, or 0.25 euro cents per fully diluted share based on 13.1 million weighted average shares outstanding, for the comparable period in 2009.

Adjusted EBITDA for the nine months ended September 30, 2010 totaled €12.3 million, compared to €7.2 million for the prior year period.  Adjusted EBITDA margin for the nine months ended September 30, 2010 rose to 11.1% compared to 9.8% for the comparable period last year.

Cash flow used in operating activities during the nine months ended September 30, 2010 was €6.3 million, compared to €3.3 million generated during the comparable quarter of 2009.  As with the third quarter, the decrease in operating cash flow was mainly due to an increase in working capital used to support the Company’s current and expected growth and inventory needs in the Americas and Western Europe as well as tax payments made with respect to previous years.

Mr. Birnbaum concluded, “Going into the holiday season and beyond, we plan to expand our marketing efforts in order gain household penetration, particularly in the United States.  Based on our experience in more mature markets, educating those unfamiliar with our products about the value of SodaStream as an environmentally friendly, convenient, cost-saving and healthier alternative to traditional carbonated beverages, is critical to our ongoing revenue growth and continued profitability.  We are encouraged by our results for the third quarter and are confident in our ability to execute on our long term profitable growth strategy.”

Conference Call

The Company has scheduled a conference call for 9:00 AM Eastern Standard Time (United States) on Tuesday, November 30, 2010, to review the Company’s financial results, market trends, and future outlook.  The conference call will be broadcast over the Internet as a “live” listen only Webcast.

To listen, please go to: http://sodastream.investorroom.com.  Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the webcast will be available for 30 days after the call.

About SodaStream International

SodaStream manufactures home beverage carbonation systems, which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. Soda makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks and sparkling water. Our products are environmentally friendly, cost effective, promote health and wellness, and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles home from the supermarket, to store bottles at home or to regularly dispose of empty bottles. Our products are available at more than 35,000 retail stores in 39 countries around the world.

For more information on SodaStream, please visit the Company's website: www.sodastream.com.

Non-IFRS Financial Measures

This press release contains certain non-IFRS measures, including Adjusted net income, and Adjusted Earnings Before Interest, Income Taxes, Depreciation and Amortization (“Adjusted EBITDA”).

Adjusted net income represents net income calculated in accordance with IFRS as adjusted for the impact of payments associated with the cancellation of a management fee agreement with Fortissimo Capital and other compensation and management fees to Fortissimo Capital (the “Fortissimo Payments”).  Adjusted EBITDA represents earnings before interest, income taxes, depreciation, and amortization and further eliminates the effect of the discontinued management fee to Fortissimo Capital and the cancellation fee related to them.

The Company believes that the adjusted net income and adjusted EBITDA, which excludes the non-recurring management fees and the one-time related cancellation fee, should be considered in evaluating the Company’s operations since they provide a clearer indication of the Company’s operating results going forward.

These measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for the IFRS results.  The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

Forward Looking Statement

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to expand into our target markets, including the United States; our ability to continue to develop or maintain our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our home beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; potential product liability claims if any component of our home beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability operate; risks associated with our being subject to fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors detailed in documents we file from time to time with the United States Securities and Exchange Commission.  Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Company Contact:
Yonah Lloyd
SodaStream International Ltd.
Phone: +972-3-976-2462
yonahl@sodastream.com

Investor Contacts (US):
Jeff Corbin / Garth Russell
KCSA Strategic Communications
Phone: + 1 212-682-6300
jcorbin@kcsa.com / grussell@kcsa.com

(Tables Follow)

Condensed Consolidated Interim Balance Sheets

In thousands
			Convenience
			translation into
			U.S. Dollar
			(Note 2B)
	December 31	September 30	September 30
	2009	2010	2010
	(Audited)	(Unaudited)	(Unaudited)
Assets

Cash and cash equivalents	€4,185	€4,327	$5,885
Inventories	20,326	33,791	45,959
Trade and other receivables	19,273	33,352	45,362
Derivative financial instruments	486	198	269
Assets classified as available-for-sale	500	572	778
Total current assets	44,770	72,240	98,253

Property, plant and equipment	18,760	21,563	29,328
Intangible assets	12,538	12,917	17,568
Deferred tax assets	1,450	1,688	2,296
Other receivables	177	184	250
Total non-current assets	32,925	36,352	49,442

Total assets	77,695	108,592	147,695

Liabilities

Loans and borrowings	7,645	17,704	24,079
Shareholders' loans	6,380	6,566	8,930
Derivative financial instruments	364	138	188
Trade payables	17,625	26,952	36,657
Income tax payable	7,615	5,687	7,735
Provisions	1,219	1,150	1,564
Other current liabilities	8,676	14,956	20,342
Total current liabilities	49,524	73,153	99,495

Loans and borrowings	5,109	6,212	8,449
Shareholders' loans	5,413	5,245	7,134
Employee benefits	82	328	446
Provisions	306	323	439
Deferred tax liabilities	605	775	1,054
Total non-current liabilities	11,515	12,883	17,522
Total liabilities	61,039	86,036	117,017

Shareholders’ equity

Share capital	722	723	983
Share premium	11,552	11,886	16,166
Translation reserve	(69)	(749)	(1,019)
Retained earnings	4,451	10,696	14,548
Total shareholders’ equity	16,656	22,556	30,678
Total liabilities and shareholders’ equity	€77,695	€108,592	$147,695

Condensed Consolidated Interim Statements of Operations (Unaudited)

In thousands (per share amounts in units)

			Convenience
			Translation into			Convenience translation into
			U.S. Dollar			U.S. Dollars
			(Note 2B)			(Note 2B)
	For the three months ended			For the nine months ended
	September 30			September 30
	2009	2010	2010	2009	2010	2010

Revenues	€27,676	€41,974	$57,089	€73,485	€110,650	$150,495
Cost of revenues	11,920	18,341	24,946	32,378	51,227	69,674

Gross profit	15,756	23,633	32,143	41,107	59,423	80,821

Other income, net	(66)	(31)	(42)	(124)	(92)	(125)
Administrative expenses	3,279	6,084	8,274	10,012	13,888	18,889
Selling expenses	8,918	14,176	19,281	25,415	38,119	51,846

Total operating expenses	12,131	20,229	27,513	35,303	51,915	70,610

Operating income	3,625	3,404	4,630	5,804	7,508	10,211

Interest expense, net	228	264	359	1,448	1,068	1,453
Other financial expenses (income), net	451	640	871	124	(834)	(1,135)

Total financial expenses, net	679	904	1,230	1,572	234	318

Income before income taxes	2,946	2,500	3,400	4,232	7,274	9,893

Income taxes	494	427	581	1,308	1,029	1,399

Net income for the period	€2,452	€2,073	$2,819	€2,924	€6,245	$8,494

Net income per share
Basic	€0.39	€0.33	$0.45	€0.47	€1.00	$1.36
Diluted	€0.19	€0.16	$0.22	€0.25	€0.49	$0.67

Condensed Consolidated Interim Statements of Cash Flows for the three months ended September 30, (Unaudited)

In thousands

			Convenience
			translation into
			U.S. Dollar
			(Note 2B)
	2009	2010	2010

Cash flows from operating activities
Net income for the period	€2,452	€2,073	$2,819
Adjustments:
Amortization of intangible assets	6	31	42
Change in fair value of derivative financial instruments	74	(260)	(354)
Depreciation of property, plant and equipment	348	741	1,009
Loss (gain) on sales of property, plant and equipment	-	(5)	(7)
Share based payment	32	153	208
Interest expense, net	228	264	359
Income taxes expense	494	427	581
	3,634	3,424	4,657

Increase in inventories	(2,780)	(6,686)	(9,094)
Decrease (increase) in trade and other receivables	(1,398)	(3,583)	(4,873)
Increase (decrease) in trade payables	2,049	2,669	3,630
Increase (decrease) in provision for employee benefits	(77)	38	52
Increase in provisions and other current liabilities	2,045	2,359	3,208
	3,473	(1,779)	(2,420)

Interest paid	(77)	(201)	(273)
Income taxes paid	(135)	(1,000)	(1,360)
Net cash provided by (used in) operating activities	3,261	(2,980)	(4,053)

Cash flows from investing activities
Interest received	38	15	20
Proceeds from sale of property, plant and equipment	-	38	52
Proceeds from (payments for) derivative financial instruments, net	(58)	541	736
Acquisition of property, plant and equipment	(720)	(251)	(341)
Acquisition of intangible assets	(407)	(92)	(125)
Net cash used in investing activities	(1,147)	251	342

Cash flows from financing activities
Receipts of long-term loans and borrowings	2,496	40	55
Repayments of long-term loans and borrowings	(598)	(618)	(841)
Repayment of shareholder loans	(57)	(145)	(197)
Change in short-term debt, net	(2,246)	3,710	5,046
Net cash provided by (used in) financing activities	(405)	2,987	4,063

Net increase in cash and cash equivalents	1,709	258	352
Cash and cash equivalents at the beginning of the year	3,169	4,111	5,591
Effect of exchange rates fluctuations on cash and cash Equivalents	(17)	(42)	(58)

Cash and cash equivalents at the end of the year	€4,861	€4,327	$5,885

Information about revenue in reportable segments

In thousands

		Central and
		Eastern
		Europe,
	Western	Middle East
	Europe	and Africa	The Americas	Asia-Pacific	Total

Nine months ended

30-Sep-09	€53,969	9,809	6,640	3,067	73,485
30-Sep-10	€74,312	13,640	17,082	5,616	110,650

Three months ended

30-Sep-09	€20,567	3,388	2,388	1,333	27,676
30-Sep-10	€27,745	4,402	8,247	1,580	41,974

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Unaudited Consolidated Statements of Operations

(In thousands)

	Three months ended September 30
	2009			2010
							Adjusted
							Convenience
	Reported	Management		Reported	Management		translation into
	(unadjusted)	Fee	Adjusted	(unadjusted)	Fee	Adjusted	U.S. Dollars

Revenues	€27,676	€-	€27,676	€41,974	€-	€41,974	$57,089
Cost of revenues	11,920	-	11,920	18,341	-	18,341	24,946

Gross profit	15,756		15,756	23,633	-	23,633	32,143

Other income, net	(66.00)	-	(66.00)	(31.00)	-	(31.00)	(42.00)
Administrative expenses	3,279	(168.00)	3,111	6,084	(2010.00)	4,074	5,542
Selling expenses	8,918	-	8,918	14,176	-	14,176	19,281

Total operating expenses	12,131	(168.00)	11,963	20,229	(2010.00)	18,219	24,781

Operating income	3,625	168	3,793	3,404	2,010	5,414	7,364

Interest expense, net	228	-	228	264	-	264	359
Other financial expenses (income), net	451	-	451	640	-	640	871

Total financial expenses, net	679	-	679	904	-	904	1,230

Income before income taxes	2,946	168	3,114	2,500	2,010	4,510	6,134

Income taxes	494	25	519	427	139	566	770

Net income for the period	€2,452	€143	€2,595	€2,073	€1,871	€3,944	$5,364

Net income per share
Basic	€0.39	€0.03	€0.42	€0.33	€0.30	€0.63	$0.86
Diluted	€0.19	€0.02	€0.21	€0.16	€0.15	€0.31	$0.42

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Unaudited Consolidated Statements of Operations

(In thousands)

	Nine months ended September 30
							Adjusted
							Convenience
	Reported	Management		Reported	Management		translation into
	(unadjusted)	Fee	Adjusted	(unadjusted)	Fee	Adjusted	U.S. Dollars

Revenues	€73,485	€-	€73,485	€110,650	€-	€110,650	$150,495
Cost of revenues	32,378	-	32,378	51,227	-	51,227	69,674

Gross profit	41,107		41,107	59,423	-	59,423	80,821

Other income, net	(124.00)	-	(124.00)	(92.00)	-	(92.00)	(125.00)
Administrative expenses	10,012	(316.00)	9,696	13,888	(2201.00)	11,687	15,895
Selling expenses	25,415	-	25,415	38,119	-	38,119	51,846

Total operating expenses	35,303	(316.00)	34,987	51,915	(2201.00)	49,714	67,616

Operating income	5,804	316	6,120	7,508	2,201	9,709	13,205

Interest expense, net	1,448	-	1,448	1,068	-	1,068	1,453
Other financial expenses (income), net	124	-	124	(834.00)	-	(834.00)	(1135.00)

Total financial expenses, net	1,572	-	1,572	234	-	234	318

Income before income taxes	4,232	316	4,548	7,274	2,201	9,475	12,887

Income taxes	1,308	46	1,354	1,029	152	1,181	1,399

Net income for the period	€2,924	€270	€3,194	€6,245	€2,049	€8,294	$11,488

Net income per share
Basic	€0.47	€0.04	€0.51	€1.00	€0.33	€1.33	$1.81
Diluted	€0.25	€0.02	€0.27	€0.49	€0.16	0.65	$0.88

SodaStream International Ltd.
EBITDA and EBITDA as Adjusted

	Three Months Ended September 30,			Nine Months Ended September 30,
	2009	2010	2010	2009	2010	2010
	(in thousands)
Reconciliation of Net Income (Loss) to EBITDA (*)
Net income	€2,452	€2,073	$2,819	€2,924	€6,245	$8,494
Interest expense, net	228	264	359	1,448	1,068	1,453
Income taxes	494	427	581	1,308	1,029	1,399
Depreciation and amortization	354	772	1,051	1,226	1,780	2,421
EBITDA	€3,528	€3,536	$4,810	€6,906	€10,122	$13,767

Management Fee	168	2,010	2,734	316	2,201	2,994
EBITDA as Adjusted	€3,696	€5,546	$7,544	€7,222	€12,323	$16,761

The following tables present the Company’s revenues, by product type for the periods presented, as well as such revenues by product type as a percentage of total revenues:

	Nine months Ended September 30,		Three Months Ended September 30,
	2009	2010	2009	2010
	Revenues
	(in thousands)

Soda makers and exchangeable CO2 cylinders	€23,604	€46,952	€10,110	€18,919
Consumables	43,671	58,769	15,894	22,498
Other	6,210	4,929	1,672	557
Total	€73,485	€110,650	€27,676	€41,974

	Nine months Ended September 30,		Three Months Ended September 30,
	2009	2010	2009	2010
	As a percentage of revenues

Soda makers and exchangeable CO2 cylinders	32.1%	42.4%	36.5%	45.1%
Consumables	59.4	53.1	57.4	53.6
Other	8.5	4.5	6.1	1.3
Total	100%	100%	100%	100%